

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

G. Andrew Ochoa
Chief Executive Officer
Waverly Labs Inc.
19 Morris Avenue
Brooklyn, New York 11205

> **Re: Waverly Labs Inc.**
> **Amendment 1 to Offering Statement on Form 1-A**
> **Filed December 15, 2020**
> **File No. 024-11323**

Dear Mr. Ochoa:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

Amendment 1 to Form 1-A filed December 15, 2020

Balance Sheets, page F-1

1.   Tell us how presenting the amounts in the Funds held in escrow caption, which appear to include unpaid subscriptions receivable from December 31, 2019, is consistent with your policy outlined on page F-5. Please explain to us why the amounts have not been reclassified to a contra account to stockholders' equity at both June 30, 2020 and December 31, 2019. Refer to ASC 505-10-45-2. This comment also applies to your audited financial statements.

Note 9: Recent Accounting Pronouncements, page F-13

2.   We note your disclosures relating to ASU 2016-02 - Leases (ASC842) and that you have

not yet adopted the standard. To the extent you have elected to delay the adoption of new or revised financial accounting standards until the adoption date required for private companies, please revise the filing to include the disclosures required by Part F/S(a)(3) of this Form, or advise us. This comment also applies to your audited financial statements.

 You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey S. Marks